Algonquin Power & Utilities Corp. Announces Election of Board of Directors
OAKVILLE, Ontario – June 6, 2019 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX/NYSE: AQN) today announced that at the Company’s annual and special meeting of shareholders held on June 6, 2019, all of the nominees listed in its management information circular dated April 26, 2019 were elected as directors of APUC until the next annual meeting of shareholders. The detailed voting results for the election of directors are set out below.

On a vote by ballot, each of the following nine nominees proposed by management was elected as a director of APUC. The results of the ballot were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Christopher Ball	238,876,237	98.82%	2,864,420	1.18%
Melissa Stapleton Barnes	240,033,777	99.29%	1,706,880	0.71%
Christopher Jarratt	212,965,143	88.10%	28,775,514	11.90%
D. Randy Laney	236,752,149	97.94%	4,988,508	2.06%
Kenneth Moore	239,846,139	99.22%	1,894,518	0.78%
Ian Robertson	240,566,112	99.51%	1,174,545	0.49%
Masheed Saidi	240,057,463	99.30%	1,683,194	0.70%
Dilek Samil	236,019,181	97.63%	5,721,476	2.37%
George Steeves	239,569,467	99.10%	2,171,190	0.90%

Shareholders also voted in favour of an advisory resolution on the Company’s approach to executive compensation, a resolution approving the unallocated options under the Company’s stock option plan, a resolution approving the continuation, amendment and restatement of the Company’s shareholder rights plan, a resolution confirming and approving the Company’s by-law setting out advance notice requirements for the nomination of directors, and the re-appointment of Ernst & Young LLP as the Company’s auditor for the upcoming year.

Final voting results on all matters voted on at the annual and special meeting of shareholders will be filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov.

About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $10 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to nearly 800,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2.5 GW of net installed capacity and more than 500 MW of incremental renewable energy capacity under construction. APUC delivers continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares and Series 2018-A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500